

July 7, 2022

Xiaofeng Gao
Co-Chief Executive Officer
Skillful Craftsman Education Technology Ltd
Floor 4, Building 1, No. 311, Yanxin Road
Huishan District, Wuxi
Jiangsu Province 214000

       Re: Skillful Craftsman Education Technology Ltd
           Amendment No. 5 to Registration Statement on Form F-3
           Filed June 10, 2022
           File No. 333-259498

Dear Mr. Gao:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 19, 2022 letter.

Amendment No. 5 to Registration Statement on Form F-3 filed June 10, 2022

Cover Page

1.   We note your revised disclosure in response to comment 1. Please refrain from using the terms "we," "us," and "our" when referencing the Hong Kong subsidiary or VIE.

2.   We note your revised disclosure in response to comment 4 and reissue the comment. Please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE. In this regard, we note your disclosure that "Skillful Craftsman . . . relies on contractual arrangements among its PRC subsidiary, the VIE and the VIE's nominee shareholders, which allow Skillful Craftsman to receive

substantially all of the economic benefits and absorb substantially all of the losses of the VIE and the VIE's subsidiary and have an exclusive option to purchase all or part of the equity interests in the VIE when and to the extent permitted by PRC law." Any references to benefits that accrue to you because of the VIE should be limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP.

Prospectus Summary, page 2

3. We note your revisions in response to comment 6. We note that you discuss the applicability of various permissions or approvals based on the advice of PRC counsel. Please name PRC counsel and revise to disclose the basis for the opinion. In this regard, the legal opinion filed as Exhibit 8.2 states that the disclosure in the prospectus is the opinion of counsel.

General

4. To the extent that you have one or more directors, officers or members of senior management located in the PRC/Hong Kong, please (i) state that is the case and identify the relevant individuals and (ii) revise your risk factors to particularly address the challenges of bringing actions and enforcing judgments/liabilities against such individuals located in the PRC/Hong Kong.

5. Please revise your disclosure on page 1 to remove the exclusion of Hong Kong and Macau from the definition of "China" and the "PRC."

You may contact Scott Anderegg at 202-551-3342 or Jenifer López Molina at 202-551-3792 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services